Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
COMPLETION OF PARTIAL REDEMPTION OF ITS 9.125% SERIES 1
SENIOR UNSECURED DEBENTURES DUE 2017

Edmonton, Alberta, August 27, 2013 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX/NYSE: NOA) today announced the completion of its previously announced partial redemption of $141,920,000 of aggregate principal amount of the outstanding 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”). As a result, the Company now has $75,000,000 of aggregate principal amount of Notes outstanding.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The company maintains one of the largest independently owned equipment fleets in the region.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov, on the CSA website at www.sedar.com or on the Company’s website at www.naepi.ca.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca